

March 10, 2009

Mr. Douglas E. Fears
Executive Vice President and Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Response Letter Dated March 2, 2009**
> **File No. 1-04221**

Dear Mr. Fears:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Legal Proceedings, page 18

1.   Indicate the potential damages and penalties that you might incur if it were determined that you had violated the Foreign Corrupt Practices Act.

Item 9A. Controls and Procedures, page 21

2.   We note your response to our prior comment 1 and your statement that you "had in place additional compensating controls that would have functioned to effectively prevent or detect these payments in order to prevent a material misstatement of your financial statements," should the payments have been more significant.   Identify and describe for us these compensating controls. Explain for us why these controls would have detected "more significant" amounts. Indicate the threshold amount that would trigger your compensating controls to detect and prevent payments of this type. Finally, state how you designed these compensating controls to only prevent or detect material amounts. We may have further comments.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Douglas Brown at (202) 551-3265, John Madison at (202) 551-3296, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director